Exhibit 99

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX-V: SEA AMEX: SA	FOR IMMEDIATE RELEASE June 27, 2007

Drilling Begins at Seabridge Gold’s Mitchell Deposit
15,000 Meter Program Designed to Upgrade and Expand Resources

Toronto, Canada … Drilling has commenced at the Mitchell zone, one of three gold-copper porphyry deposits located on Seabridge’s 100% owned Kerr-Sulphurets project near Stewart, British Columbia, Canada. A 15,000 meter core program will employ three rigs to upgrade the existing 13.1 million ounce inferred gold resource and to pursue three targets which could substantially increase the size of the deposit.

The 24 holes drilled at Mitchell during 2006 confirmed a continuously mineralized gold-copper deposit measuring 1,600 meters long, 800 meters wide and at least 300 to 400 meters thick. The drill results were incorporated into a National Instrument 43-101 compliant resource estimate for Mitchell yielding an initial inferred resource of 564 million tonnes grading 0.72 grams per tonne gold (13.1 million ounces) and 0.18% copper (2.23 billion pounds) at an equivalent gold cut-off grade of 0.50 grams per tonne gold. Equivalent grades were determined using a gold price of US$475 per ounce and a copper price of US$1.50 per pound. The 2006 drill program did not find the limits of the deposit which remains open to the north, to the south (toward the Sulphurets deposit a distance of two kilomters), to the west and at depth.

The main objectives for the 2007 program are as follows:

(1)
Upgrade the inferred resource - Gold and copper grades in the 2006 drill results at Mitchell are remarkably consistent down hole, along and across strike. This homogeneity of grades and the lack of sharp grade contrasts across the Mitchell deposit probably resulted from regional events which affected the mineral system after its deposition. Seabridge is confident that a substantial portion of the inferred resource will be reclassified to indicated resources following the in-fill drilling planned for this summer.

(2)
Southern extension - The entire Mitchell zone appears to be open to the south. Both gold and copper grades for the most southern holes were above the average grades for the Mitchell deposit. Seabridge’s geologists believe it is possible that the Mitchell and Sulphurets deposits could be separately exposed portions of the same gold-copper mineralized zone or system, and the untested, blind area beneath the Sulphurets thrust fault offers attractive exploration potential (see cross section interpretation).

(3)
Western extension– Four of the 2006 holes drilled to test the west side of the deposit failed to intersect significant mineralization. However, drill hole M-06-19 and historical drill hole S91-396 located further to the south of those holes re-entered mineralization similar to the Mitchell deposit suggesting that the west strike extension of the Mitchell deposit was off-set to the south and is preserved under the regional thrust fault.

(4)	Other targets – The 2007 program will also test for northern and depth extensions.

________________________________________________________

106 Front Street East, Suite 400, Toronto, Ontario M5A 1E3, Canada
Telephone:  (416) 367-9292     Facsimile:  (416) 367-2711     www.seabridgegold.net

Exploration activities at Kerr-Sulphurets are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. An ongoing and rigorous quality control/quality assurance protocol will be employed during the 2007 program including blank and reference standards in every batch of assays.  Duplicate analyses will be conducted on 10% of the samples.

Seabridge has acquired a 100% interest in nine North American gold resource projects. For a breakdown of the Company’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Company, with the exceptions of the historic estimates for the Hog Ranch project and the Kerr and Sulphurets deposits, were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2006 and in the Company’s 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.

                ON BEHALF OF THE BOARD
                "Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Visit our website at www.seabridgegold.net  Email:  info@seabridgegold.net

The TSX-V Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

0
250
500
meters
Assay Composites
Au g/t, Cu % / meters
SULPHURETS DEPOSIT
0.35, 0.45 / 57
SULPHURETS FAULT
MITCHELL FAULT
0.61, 0.28 / 171
MITCHELL DEPOSIT
1.05, 0.33 / 262
APPROXIMATE KNOWN LIMITS OF 13.1 MILLION OUNCE GOLD AND 2.2 BILLION POUNDS COPPER INFERRED RESOURCE
0.85, 0.27 / 293
0.66, 0.19 / 256
GEOLOGY LEGEND
Late Jurassic Monzonite Porphyries - barren to weakly mineralized
Late Jurassic Monzonite Porphyries - mineralizing
Jurassic Hazelton Group Volcanics and Sediments
Triassic Stuhini Group Volcanics and Sediments
Mineralized Areas
Intensely Veined, Phyllic-Argillic Alteration
Hydrothermal-Intrusive Breccias
DRILL HOLE ASSAYS
Gold Equivalent Grade @ $US 475/oz Au, $US 1.50/lb Cu
g/t Au
0.00 - 0.75
0.75 - 1.10
> 1.10
PROPOSED DRILL HOLES
KERR-SULPHURETS PROPERTY, B.C.
SECTION 06
CONCEPTUAL MODEL AND
2007 DRILL TARGETS